Exhibit (a)(2)

August 16, 2004

Dear Stockholders:

We are pleased to inform you that Eagle Supply Group, Inc. has entered into an agreement and plan of merger, dated as of August 5, 2004, with Gulfside Supply, Inc. and Gulfco Acquisition, Inc., a wholly owned subsidiary of Gulfside Supply, Inc., pursuant to which Gulfco Acquisition, Inc. has today commenced a tender offer to purchase all of the outstanding shares of Eagle common stock for $2.20 per share, net to the seller in cash, without interest.

There are several conditions to the completion of the tender offer, including that a minimum of 80% of the outstanding shares of Eagle common stock, on a fully diluted basis, be validly tendered and not withdrawn prior to the expiration of the offer. There are other customary conditions to the tender offer that also must be satisfied.

If the tender offer is completed and certain other customary conditions are satisfied, Eagle will be merged with and into Gulfco Acquisition, Inc., and any shares of Eagle common stock not purchased in the tender offer will, by virtue of the merger and without any action by the holders of such shares, be converted into the right to receive an amount in cash equal to $2.20 per share, without interest.

YOUR BOARD OF DIRECTORS, UPON RECOMMENDATION OF A SPECIAL COMMITTEE OF INDEPENDENT DIRECTORS, HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, UNANIMOUSLY DEEMED THE MERGER AGREEMENT, THE OFFER, AND MERGER ADVISABLE, FAIR TO, AND IN THE BEST INTERESTS OF, EAGLE’S STOCKHOLDERS, AND UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES OF COMMON STOCK PURSUANT TO THE OFFER.

Enclosed is a copy of Eagle’s Schedule 14D-9 which we filed today with the Securities and Exchange Commission. The Schedule 14D-9 contains additional information relating to the tender offer and the merger, including a description of the reasons for your Board of Directors’ recommendation that the Eagle stockholders accept the offer and tender their shares to Gulfco Acquisition, Inc. The financial advisor retained by the Special Committee of the Board of Directors – Morgan Joseph & Co. Inc. – has delivered a written opinion to the Board of Directors and the Special Committee stating that, as of the date thereof, the consideration to be received by the Eagle stockholders in the offer and the merger was fair, from a financial point of view, to Eagle’s stockholders (other than certain affiliated stockholders, regarding whom they rendered no opinion). Copies of that written opinion, describing the assumptions made, matters considered and review undertaken by Morgan Joseph is attached to Eagle’s Schedule 14D-9 as Annex A.

Accompanying Eagle’s Schedule 14D-9 are Gulfco Acquisition, Inc.’s Offer to Purchase, dated August 16, 2004, a Letter of Transmittal for use in tendering your shares of Eagle common stock, and other related documents. These documents set forth the terms and conditions of the tender offer, including, among other things, a discussion of the conditions to the tender offer and the merger, the expiration date of the offer, circumstances under which such expiration date may be extended, and the method for tendering your shares of Eagle common stock. We urge you to read the enclosed information and consider it carefully before making your decision whether or not to tender your shares of Eagle common stock.

Your Board of Directors and the management of Eagle thank you for your continued support.

Sincerely,

James E. Helzer	Douglas P. Fields
James E. Helzer	Douglas P. Fields
President	Chairman of the Board and
Chief Executive Officer